Exhibit 21

LIST OF SUBSIDIARIES

Company Name	Place/Date of Incorporation	Issued Capital	Principal Activities
Lee Tat International Holdings Limited	British Virgin Islands	50,000 shares	Holding company
Lee Tat Transportation International Limited	Hong Kong	10,000 shares	Logistic and delivery company
Cosmos Robotor Holdings Limited	British Virgin Islands	50,000 shares	Holding company*
AiTeach International Limited	Hong Kong	10,000 shares	AI Business*
Hong Kong Healthtech Limited	Hong Kong	5,100 shares	AI Business

*These entities were established on (Date)

* Cosmos Robotor Holdings Limited, a British Virgin Islands corporation, was organized on May 7, 2019, and AiTeach International Limited, a Hong Kong limited liability company, was organized on June 3, 2019.